ANNUAL REPORT

Rayton Solar Inc.

16600 Aston St.
Irvine, California 92606
www.raytonsolar.com



In this Annual Report the term "Rayton", "we", "us", "our", or "the company" refers to Rayton Solar Inc. and our subsidiaries on a consolidated basis.

The company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. A copy of this report may be found on the company's website at www.raytonsolar.com/annualreports.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Business

Overview

Rayton Solar, Inc., which does business as Rayton, was incorporated in the State of Delaware on October 17, 2013. In 2019, the Company pivoted from a focus on silicon photovoltaic modules ("PV modules") to use its unique manufacturing processes to create lower cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. In 2021, we received delivery of our particle accelerator. While we had hoped to begin the manufacturing of wafers for testing in 2022, we were unable to commence the manufacturing process due to insufficient capital needed to invest into the gas management system, and other systems and personnel needed to continue with accelerator installation and testing. We plan to resume these activities and make these investments when we raise sufficient capital.

Transition from Purely Solar to Wider Product Range

At Rayton, we are very excited about the interest today in GaAs wafers. Our shift away from solely thinking about solar technology applications is a result of seeing an industry opportunity which we are strategically positioned to service. Silicon has played an essential role to the semiconductor industry to-date. However, we have entered an age where certain applications require more expensive semiconductor material than silicon. In the high-frequency and high-power regimes, silicon is not suited to play a strong role. Semiconductor compounds such as gallium nitride (GaN), gallium arsenide (GaAs), and silicon carbide (SiC) have better electronic properties than silicon. However, the material costs for GaN, GaAs and SiC are magnitudes higher than silicon.

New applications, such as 5G, 3D image recognition, fast high-power charging, and electric cars, require better performing semiconductors than silicon. At Rayton we have decided to service the people making these applications by providing them with lower cost GaAs wafers. The wafers serve as the building blocks for these devices, so Rayton has the opportunity to see the upside of multiple applications of GaAs wafers. Solar and renewable energy is still part of our business plan. We believe that GaAs wafers can be part of the solution for the development of high efficiency solar cells for electric cars, and high current power electronics.

The shift away from our sole focus on solar was also determined by our need to serve the financial interest of our investors. Over the past few years there has been significant change in the solar industry. Factors such as low-cost Chinese manufactured panels, and trade tariffs have made it difficult for solar companies such as Sun Edison, Solar World, Vivint, and Solar City to continue with their business; thereby reducing the potential customer market for our PV modules.

Principal Products and Services

Following the acquisition of additional semiconductor processing equipment, Rayton intends to use its technology to engineer GaAs wafers for use by chipmakers. GaAs is a semiconductor compound of two elements, gallium (Ga) and arsenic (As). GaAs wafers are used in a variety of applications because of their advantages over other semiconductors, like high electron mobility, wide temperature operating range, high thermal stability, and low noise. This makes GaAs wafers well suited for ultra-high frequency, optoelectronic, and fast electronic switching applications.

We intend to be part of the manufacturing process that takes GaAs and applies it into retail electronic goods. We would start by buying GaAs wafers in bulk from producers like Freiberger, and Sumitomo. We would then engineer those GaAs wafers into a product suitable for foundries like VPEC and IQE, who build microelectronic devices on the wafers. Those foundries then sell these devices to the chipmakers who turn them into products used in retail electronics. A current example of a GaAs based device is the VCSEL chips used for facial recognition in iPhones and other smartphones and tablets.

The following image displays examples of current participants in the semiconductor wafer production process and where Rayton would fit:

Such As:

BULK WAFERS	ENGINEERED SUBSTRATE WAFER	FOUNDRIES (Epi Growth via MOCVD)	CHIP MAKERS & FABLESS	END PRODUCT
Xinxiang Shenzhou Crystal Technologies Co.	GaAs Substrate market at a CAGR of nearly 7.2% to more than $487M by 2026	HITACHI	win SEMICONDUCTORS	SIEMENS
Freiberger Compound Materials GmbH	RAYTON	II-VI Incorporated (II-VI Epiworks Division)	OSRAM Opto Semiconductors	SAMSUNG
SUMITOMO ELECTRIC	soitec	IntelliEPI	FINISAR	HUAWEI (intel)
axt		VPEC	ROHM SEMICONDUCTOR	Qualcomm
		IQE		QOrvo
				SKYWORKS

Technology

The Company's previous focus was on solar energy. Through the use of a particle accelerator co-developed with SHINE Technologies, LLC (formerly Phoenix Nuclear Labs, LLC) ("SHINE"), Rayton is able to achieve close to zero waste and create cost-efficient PV modules. However, the Company realized that the developed technology could be put to additional use beyond just the development of PV modules. Applying the technology that Rayton has already developed, the Company believes it will be able to manufacture engineered GaAs wafers at a price significantly lower than existing manufacturers. The manufacturing process for Rayton's PV material and GaAs wafers is patented.

Particle Accelerator Technology

We use a high-current, high-voltage proton particle accelerator from Phoenix Laboratories to slice GaAs wafers. This process, as compared to the current practice of using diamond wire saws for cutting semiconductor materials, reduces waste by up to 50%. Use of diamond wire saws wastes half the processed materials, and typically results in semiconductor wafers which are 200 microns thick. Our process allows for cutting the materials down to two micron wafer thickness without significant yield loss or breakage.


Particle Accelerator
Ion Implantation
2
MICRONS
THICK

Further, the Company's accelerator has a higher beam current; thus, higher throughput compared to competing particle accelerator methods. Because of this, we believe our particle accelerator is capable of making up to 100 times as many wafers with the same amount of semiconductor material as our competitors use to make just one wafer.

Fabrication Process

To produce our engineered wafers, we first accelerate protons within our particle accelerator and they are directed towards and implanted a few microns deep into a semiconductor wafer (e.g. GaAs, SiC, InP or GaN). Second, the implanted wafer is bonded to a less expensive, compatible carrier wafer. For example, sapphire (Al2O3) is a good option as the carrier wafer for GaAs bonding. Third, with a thermal annealing process, a thin layer of the semiconductor material is exfoliated from its original wafer, while maintaining the bond with the carrier wafer. This process can be used to produce an engineered wafer that has a device layer of a few microns on a carrier wafer. For instance, two-micron thick layers of GaAs on sapphire can be produced. The advantage of this process is that the original wafer can be reused up to 100 times which produces over 100 engineered wafers for each source wafer.


2 BONDING
3 EXFOLIATION
1 ION IMPLANTATION
100+
CYCLES
Rayton's Engineered
Substrate
2 Micron GaAs
on handle wafer
(Sapphire)
4 RECYCLE PARENT WAFER

Rayton's unique fabrication process makes use of a one-of-a-kind proton implanter jointly designed and built by Rayton and SHINE Technologies.



Proprietary downstream octupole magnets
for thermal management and beam
uniformization (Exclusive Rayton IP)

300 keV, 100 mA
Proton Accelerator from
Phoenix Nuclear Labs

Customized Wafer
Chuck for Heat
Dissipation in vacuum

The high current of this proton implanter and a unique set of magnets to shape the proton beam, allows for a potential throughput that is much higher than the current industry standard. Based on our desire to sell GaAs wafers below the current market price, and potential throughput, we believe a full production line beginning with our particle accelerator could lead to the production of a sufficient number of wafers to generate approximately $32 million in annual gross revenue. We then estimate that the full production line would incur a cost of goods sold of approximately $9 million, and total operating expenses of approximately $5.2 million.

Engineering and Development to Date

The particle accelerator for producing engineered GaAs wafers is on site at Rayton's facility in Irvine, CA, allowing us to reach our Beta Phase of operations. Rayton does not currently manufacture GaAs wafers at high volume. Current manufacturing capabilities are for sample materials that can be used for testing purposes with potential customers. For example, a potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. While Rayton had hoped to produce sample material by mid to late 2022, production of these materials requires large purchases and personnel investments which we were not able to make due to a lack of capital. For example, we could not afford to make the investment into the gas management system, with an estimated cost of $80K, that is needed to continue with the accelerator installation and testing. We plan to resume these activities and make these investments when we raise enough capital. Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $14M for equipment and operations to manufacture at commercial scale.

The particle accelerator is paid off in full and on site at Rayton's facility in Irvine, CA. We are in the process of installing the accelerator and will be able to complete the installation process once we have sufficient capital..

Management

The Company is led by Andrew Yakub, who has been the Company's Chief Executive Officer since its inception. The Company has been further supported by its Board of Directors and advisors. The Company believes that this management team knows what is required to develop, finance, and commercialize its engineered GaAs wafers.

Market

The Company has been accepted into the NVIDIA Inception program (the "NVIDIA Program"). The NVIDIA Program is a free program that is designed to help startups evolve faster through access to cutting-edge technology and NVIDIA experts. The NVIDIA Program will also provide us with opportunities to connect with venture capitalists and co-marketing support to heighten our visibility.

The Company plans to sell specific engineered GaAs wafers for $75 as opposed to the $100 current market price. The GaAs wafer market was $912.8M in 2020 and growing with a CAGR of 12.3%. The overall GaAs device market is expected to grow to $22 billion by 2026. Rayton would buy GaAs wafers in bulk from producers such as Freiberger, and Sumitomo. Rayton would then use its processes to lower the cost of the GaAs wafer. Rayton would then be able to sell its engineered GaAs wafers to foundries like VPEC and IQE who grow devices on the wafers. They then sell these devices to the chipmakers who turn them into products used in retail electronics. The Company has not yet established relationships with the identified bulk wafer manufacturers or foundries.

In April 2021, President Biden proposed an infrastructure stimulus plan that includes $50 billion for the semiconductor industry, with an emphasis on expanding U.S. manufacturing of chips (the "CHIPS Act"). Additionally, the CHIPS Act provides a 25% investment tax credit for capital expenses for manufacturing of semiconductors and related equipment. In order to participate, the Company will need to demonstrate significant worker and community investments. We are waiting for the government to announce grant options that may be available to the Company.

ENGINEERED SUBSTRATES APPLICATIONS



Benefits of Rayton's engineered wafers

 MORE FLEXIBILITY
 PATENTED
 MORE ROBUST
 LOW-COST

enabled by Rayton's ion implantation technologies

AVERAGE GALLIUM ARSENIDE PRICE PER WAFER
$100



RAYTON GALLIUM ARSENIDE PRICE PER WAFER
$75

Currently, wafer growth foundries such as Freiberger and Sumitomo grow ingots of GaAs in crucibles. They then slice these ingots into 500-600 micron thick wafers. The slicing process wastes up to half of the raw material from the ingot, and the thickness is much greater than what is needed for an active region in semiconductor devices. These 500-600 micron thick wafers are then sold to MOCVD capable companies such as VPEC and IQE. These companies grow many more layers on the wafer creating devices for applications such as 3D-Facial Recognition. Those devices are then packaged into chips which then end up in electronic goods such as the iPhone 13 and Microsoft Surface tablets.



High-speed
High-power
electronics

POWER (W)

1000 — KLYSTRONS

VACUUM TUBES

100 — SiC

GaN / SiC

SiGe

SILICON

GaAs

10 —

InP

1   10   100

FREQUENCY
(GHz)

Power Amplifier[7]



Wifi Module[8]



Proximity Sensor[6]





**Dot Projector for
Facial Recognition**




RADAR[12]
Wireless 'Car-to-X' Communication
LIDAR/3D Imaging[11]
Critical Autonomous Vehicle Features
Anti-theft Proximity Sensor (Immobilizer)
Blind Spot Detection

Rayton plays a role in mitigating the costs associated with the 2 problems identified above. Rayton can buy the 500-600 micron thick wafers from ingot producers, and then conduct our process to put a 2 micron thick layer of GaAs on a much cheaper handle wafer; in our case sapphire. We would then sell these new "engineered wafers" to the MOCVD capable companies such as VPEC and IQE.

Competitors and Industry

There are a few companies who manufacture bulk GaAs wafers including but not limited to Freiberger, Sumitomo, and AXT. It is Rayton's understanding that these companies use conventional diamond wire saws to slice their wafers. This process experiences Kerf Loss where up to 50% of the raw ingot can be lost. Additionally, the wafer thickness cannot be thinner than approximately 200 microns due to the mechanical stresses placed on the wafer from the diamond wire saw. Rayton believes we have an advantage over these companies since we replace the diamond wire saw with our particle beam ion implant technique. We believe that our advantage comes from being able to slice 2 micron thick pieces of material with minimal raw material ingot loss, and that we will be able to reduce the overall cost of a GaAs wafer on the open market by up to 25%.

The price for wafers produced by our competitors is dropping. As the GaAs wafer market increases in size the price comes down due to economies of scale. There may come a time when the price of conventionally diamond wire cut GaAs wafers has reduced to a point where our ion implantation method is no longer advantageous. However, we still believe that our anticipated price of $75 per wafer is still attractive and better than the prices offered by our competition. We are planning for future products when this event does occur by examining other wafers which have significantly higher price points than GaAs and slower rates of scaling economies. For example, Rayton could conduct a similar ion implantation process on GaN, InP, or SiC wafers to reduce their price as compared to the market price. Rayton is also examining a value-added product where the advantage does not come from the reduction in price, but rather an additional functionality due to the properties of the engineered wafer. While rolling out a GaAs product Rayton plans to examine the possible future products and fulfill the most optimal market demands as they are presented.

Rayton sits in between the bulk wafer growers and the epitaxial foundries. Currently we are aware of only one company in the semiconductor space that uses ion implantation technology to create engineered wafers. This company is Soitec and they use different machinery to create a silicon on insulator product. We are not aware that they are manufacturing and marketing a GaAs product as we have described in our business model. We believe that their existing machinery has a lower beam energy and lower beam current than what is needed to produce GaAs engineered wafers in bulk; thus, we believe Rayton is better positioned to address this market.

Solar Applications

Rayton intends to continue servicing the solar industry by providing a cost effective solution to high-efficient and light-weight solar cell manufacturing. The record for single junction solar cell efficiency is held by GaAs based solar cells at 28% while silicon solar cells average about 21% in production volumes. These high-efficient GaAs-based solar cells are made using Metal Organic Chemical Vapor Deposition ("MOCVD") equipment. A GaAs wafer is placed in a reactive MOCVD chamber, and the solar cell is grown on top of this GaAs wafer. The initial GaAs wafer can be reused, but this step has proven to be a bottleneck in the process. Rayton believes that by bringing down the cost of this initial "building block" wafer, it will reduce the cost of the entire process and unlock these types of solar cells for commercial applications. Rayton plans to sell lower cost GaAs wafers to the companies who utilize MOCVD equipment for their products. There are applications of these high-efficient and light-weight solar cells which serve the cause of transforming the world towards a fully renewable source of energy.

Employees

The Company currently has one full-time employee and utilize the services of 1099 contractors.

Regulation

Environmental Regulations

Once it begins manufacturing its product, the Company may use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in its research and development, manufacturing, and construction activities. The Company will be subject to a

variety of federal, state, and local governmental laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. The Company expects to be required to obtain environmental permits necessary to conduct its business. Compliance with these laws and regulations may be costly and may have a material adverse effect on our business and results of operations.

As part of our operations, we may become subject to the California Department of Public Health X-ray machine registration and compliance regulations. While these regulations are typically limited to x-ray devices based in health care settings, it is possible that the accelerator will generate sufficient x-ray exposure to require such registration. We intend to acquire an x-ray survey meter to assess x-ray exposure to Rayton personnel to be able to comply with these regulations if required, as well as take steps such as public posting of notices as directed under California law.

Intellectual Property

The Company relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

The Company's intellectual property includes U.S. Patent No. 9,404,198 directed to a process and related apparatus for manufacturing silicon wafers from a solid core ingot by way of ion implantation and exfoliation, which was issued August 2, 2016 and is set to expire on September 27, 2033; and U.S. Patent No. 9,499,921 directed to a process for manufacturing silicon wafers from float zone silicon, which was issued on November 22, 2016 and is set to expire on July 30, 2033. This same patented process allows us to create our manufactured GaAs wafers.

Rayton has a co-engineering agreement with SHINE for the development of the ion implantation system of the particle accelerator. Pursuant to the agreement with SHINE, SHINE owns the intellectual property of the developed particle accelerator. Rayton, however, has the exclusive right to this machine in the solar industry and receives a 3.5% royalty if the machine that was co-developed is sold outside of the solar industry. All other components of the manufacturing process, Rayton's proprietary end station, magnets, and modified off-the-shelf processing equipment, belong to Rayton.

On October 21, 2020 the Company and SHINE amended the price quote dated February 24, 2017 (the "Quotation") that SHINE previously provided to the Company (the "First Amendment"). The First Amendment set forth a payment plan for the remaining balance on the accelerator equipment. See Exhibit 6.7 hereto. The Company and SHINE again amended the Quotation on April 6, 2021 (the "Second Amendment"). The Second Amendment bifurcated payment 4 as set forth in the First Amendment such that $50,000 of such fourth payment would be due on April 2, 2021 and the remaining $185,000 would be due on May 28, 2021. Such payments were made when due. All other payments were unaffected. See Exhibit 6.8 hereto.

Litigation

Rayton is not currently involved in or aware of any pending litigation.

Properties

The company currently leases its premises and owns no significant plant or equipment. The company leases its office space in Irvine, California. The company leased the office space in 2021. The lease is for three years.

Impact of COVID-19 on Operations

The COVID-19 outbreak has generated unprecedented levels of economic uncertainty and it is unclear how it will impact economies, standards of living, and behavior into the future. We anticipate global responses to COVID-19 may result in increased difficulty obtaining financing to continue with development and marketing efforts. To date, our operations have been interrupted by stay-at-home orders. The company has been unable to have in person strategy meetings. We have had to do this virtually. The effect of virtual meetings on efficiency has been minimal.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, executive officers and significant employees of the company as of December 31, 2022 are as follows:

Name	Position	Age	Term of Office[1]	Approximate Hours per week for part-time employees
Executive Officers:				
Andrew Yakub	CEO and Founder, President, Treasurer, Secretary	36	October 27, 2013	Full-time
Directors:				
Andrew Yakub	Chairman of the Board of Directors	36	October 27, 2013	Full-time
James Rosenzweig	Director	63	February 18, 2014	n/a

[1] Dates appointed to office.

Executive Officers and Directors

Andrew Yakub, Chief Executive Officer and Chairman of the Board of Directors.

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009, Mr. Yakub founded and has since acted as the Chief Executive Officer of ReGen America, Inc., a producer of commercial and residential solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Mr. Yakub has ceased providing services to ReGen America, Inc. and currently devotes all of his time to Rayton.

Named to Forbes' "30 under 30" list in 2016, Mr. Yakub is a two-time clean technology entrepreneur with a previous solar startup company. Mr. Yakub's experience spans from UCLA's Particle Beam Physics Lab to NASA's Jet Propulsion Lab and has managed over 6 megawatts of commercial solar projects. He holds a Bachelor's degree in Physics from UC Santa Barbara.

James Rosenzweig, Director

Dr. James Rosenzweig has been a Director at Rayton since February 2014. He is a professor of physics at UCLA, a position he has held since 1999, and Former Chair of UCLA's Physics and Astronomy Department. Dr. Rosenzweig is a world-renowned expert in the physics of intense, ultra-fast charged particle beams and their interactions. He is a frequent lecturer in the US Particle Accelerator School and the author or co-author of over 400 scientific articles, and several topical books in beam and accelerator science. He has been named a Fellow of the American Physical Society and was awarded the International Free-electron Laser Prize. His expertise in particle beam physics is extremely valuable to the development of the ion-cutting process and high-current proton implanter. Dr. Rosenzweig is a co-founder of RadiaBeam Technologies, a manufacturer of particle accelerator components, diagnostics and turnkey accelerator systems. Dr. Rosenzweig received his Ph.D. from the University of Wisconsin – Madison in 1988.

Advisors

Mingguo Liu, Technology Advisor

Dr. Mingguo Liu has over 10 years of research and development experience in the solar industry. Prior to joining Rayton in October 2016, he was the Director of Product Engineering at Arzon Solar (a concentrator photovoltaic technology company) where he led the team to break the world record of solar module efficiency two times. He also has extensive experience in prototyping and manufacturing ramp-up. He obtained his M.S. and Ph.D. in Electrical Engineering from University of Texas at Austin and the University of Virginia.

Jeffrey Scheinrock

Jeffrey Scheinrock is a distinguished serial entrepreneur lending his talents to Rayton in its investment stage. Jeffrey is the Assistant Dean and Faculty Director, MBA Applied Management Programs at the UCLA Anderson School of Management.

Michael Curtis

Michael Curtis was the Executive Vice President and third-generation owner of Wilbur Curtis Co., Inc., a 75-year-old foodservice equipment manufacturing company. He is also the Founder, President and owner of World-Wide Advantage, a global sourcing company, and the executive advisory board member for Prime Advantage, a Group Purchasing Organization focused on improving cost considerations for manufacturers. He also is a strategic advisor with North American Foodservice Equipment Manufacturers (NAFEM) and Food Equipment Manufacturers Association (FEMA).

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $50,616 and $42,884 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $195,895 and $145,279 as of December 31, 2022 and 2021, respectively.

During 2019, the Company's Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company's Chief Executive Officer advanced $23,000. These advances are non-interest bearing and due on demand. As of December 31, 2022 and 2021, a balance of $19,000 and $10,000 remains, respectively.

RISK FACTORS

The SEC requires Rayton to identify risks that are specific to its business and its financial condition. Rayton is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company Has a Limited Operating History
The company has a limited operating history and there can be no assurance that the company's proposed plan of business can be developed in the manner contemplated. If it cannot be, investors may lose all or a substantial part of their investment. The company's present business and planned business are speculative, and in the earliest stages of development, and subject to numerous risks and uncertainties. The development of the company's services has already encountered delays. There is no guarantee that the company will ever realize any significant operating revenues or that its operations ever will be profitable. The audited financial statements of the company include a "going concern" paragraph that notes that there is substantial doubt about our ability to continue as a going concern.

The Company Has Limited Tangible Assets and Its Continued Operation Requires Funding
The company has limited tangible assets and its continued operation requires funding, even beyond the Maximum Offering amount. The company currently has only minimal assets, which is unlikely to be enough to bring the company to profitable operations. Further fundraising is likely to be necessary in order to make the company's business plan viable. Any such fundraising (whether by future offerings of equity or debt securities, or by borrowing money) may be on terms that are better than the terms currently offered to investors.

The Company Is Dependent on Its Management, Founders and Sponsors to Execute the Business Plan
The Company is dependent on its management, founders and sponsors to execute the business plan. The success of the company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The company's operations and viability will be also dependent on its management team including Andrew Yakaub, the company's CEO. The company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the company and its business.

The Company Faces Significant Competition
We will face significant competition in the United States and in all countries and markets. The company will be in direct competition with both new companies and existing companies that provide similar services, some of which currently hold a dominant position in the market. Some or all of these companies will have far more financial resources, a more established track record and more experience in the business than the company and there can be no assurance that we will be able to successfully compete.

The Company Has Incurred and Intends To Incur Debt
The company has incurred and intends to incur additional debt in connection with opening its business. Complying with obligations under such indebtedness may have a material adverse effect on the company and on your investment, especially if we are obligated to repay debt when with funds that could be used building out our operations.

The Company Faces Development and Business Risks
We will be subject to the risks generally incident to the ownership and operation of a business engaged in the development of new technologies, including without limitation, fluctuations in the cost of improving and changing technology, other materials and services and the availability of financing for the company's activities, inability to timely deliver completed products or services to customers, risk of rejection of products or services from customers, possible theft of trade secrets and/or unauthorized use of the products or services, possible trademark or patent infringement claims, both as to liability and the cost of defense of the same, and loss of or inability to attract key personnel, general and local economic conditions, the supply and demand for products and services similar to those of the company, and laws, regulations and taxes, all of which are matters beyond the company's control, may have a material adverse effect upon the value of the company and upon the ability of the company to operate profitably. There is no assurance that the company's efforts to profitably operate and develop its business will be successful. Companies, particularly new ones, frequently fail. If that should occur, investors in the company stand to lose their entire investment.

The Company's Expenses Could Increase Without a Corresponding Increase in Revenues
The company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to:

- increases in the rate of inflation;

- increases in taxes and other statutory charges;

- changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies;

- significant increases in insurance premiums;

- increases in borrowing costs; and

- unexpected increases in costs of supplies, goods, equipment or distribution.

We could also be affected by an increase in the cost of labor, utilities, internet and computer related expenses, and other expenses. The company may not be able to increase its revenues to offset these increased costs without suffering reduced revenues and operating profit, and this could have an adverse effect on your investment.

If We Are Unable To Protect Effectively Our Intellectual Property, We May Not Be Able To Operate Our Business, Which Would Impair Our Ability To Compete

With respect to intellectual property that the company owns or will own in the future, our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of company brands (whether owned by the company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the company for its brands. Similarly, domains owned and used by the company may be challenged by others who contest the ability of the company to use the domain name or URL. Patents obtained by the company could be subject to challenge, and property that should be patented by the company but is not could lead to legal and financial issues that could have a material adverse effect on the company's financial results as well as your investment.

Changes in the Economy Could Have a Detrimental Impact

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend. Any of such events or occurrences could have a material adverse effect on the company's financial results and on your investment.

We May Experience Regulatory and Legal Hurdles

The operation of an international online social media and e-commerce business could be subject to regulatory and legal hurdles. Any unanticipated delay or unexpected costs in obtaining or renewing any licenses, dealing with regulator issues or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the company's business plan and financial results and on your investment.

The Company's Consolidated Financial Statements Include a Going Concern Opinion

The company's consolidated financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. The company has not generated profits since inception, has sustained net losses of $558,156 and $642,901 for the years ended December 31, 2022 and 2021, respectively, and has an accumulated deficit of $14,530,153 as of December 31, 2021. These factors, among others, raise substantial doubt about the company's ability to continue as a going concern.

The Company May Undertake Additional Equity or Debt Financing That May Dilute the Shares Being Offered

The company may undertake further equity or debt financing utilizing other exemptions from the Securities Act of 1933, which may be dilutive to existing shareholders, including investors in the Regulation CF offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and also reducing the value of shares subscribed for under the Regulation CF offering.

The Company May Not Be Able To Obtain Additional Financing.

The company may require additional funds to continue and grow its business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy, which could seriously harm our business, financial condition and results of operations. If the company needs additional funds, we may seek to obtain them primarily through additional equity or debt financings, including additional Regulation CF and Regulation D offerings. Those additional financings could result in dilution to the company's current shareholders.

There Is No Assurance the Company Will Be Able To Pay Distributions To Shareholders

While the company may pay distributions at some point in the future to its shareholders when and if the company is profitable, there can be no assurance that cash flow and profits will allow such distributions to ever be made. To date, the company has not made any distributions to shareholders.

The Company's Indebtedness Could Adversely Affect Its Business And Limit Its Ability To Plan For Or Respond To Changes In Its Business, And The Company May Be Unable To Generate Sufficient Cash Flow To Satisfy Significant Debt Service Obligations.

We may incur long-term debt and/or short-term debt in the future, and the future indebtedness could have important consequences, including the following:

· increasing the company's vulnerability to general adverse economic and industry conditions;

· reducing the availability of the company's cash flow for other purposes;

· limiting the company's flexibility in planning for, or reacting to, changes in the company's business and the industry in which it operates, which would place the company at a competitive disadvantage compared to its competitors that may have less debt;

· limiting, by the financial and other restrictive covenants in the company's debt agreements, the company's ability to borrow additional funds; and

· having a material adverse effect on the company's business if it fails to comply with the covenants in its debt agreements, because such failure could result in an event of default that, if not cured or waived, could result in all or a substantial amount of the company's indebtedness becoming immediately due and payable.

The company's ability to repay any future indebtedness will depend on the company's ability to generate cash, whether through cash from operations or cash raised through the issuance of additional equity or debt-based securities. To a certain extent, the company's ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond its control. If the company's business does not generate sufficient cash flow from operations or if future financings are not available to it in amounts sufficient to enable the company to fund its liquidity needs, the company's financial condition and operating results may be adversely affected. If the company cannot meet its scheduled principal and interest payments on any debt obligations in the future, the company may need to refinance all or a portion of its indebtedness on or before maturity, sell assets, delay capital expenditures, cease operations or seek additional equity.

There is No Market for the Company's Securities

The company has not registered, is not under any obligation to register, and does not presently intend to register any class of its securities with any regulatory authorities at any time in the future. The securities are illiquid and may not be easily resold or pledged. No market currently exists for our securities, and you should not expect such market will exist at any time in the future. You probably will not be able to liquidate this investment in the event of an emergency or for any other reason. Our securities should be considered a long-term investment.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of Rayton's Common Stock, its only outstanding class of capital stock, as of December 31, 2022 by (i) each person whom the Company knows owned, beneficially, more than 10% of the outstanding shares of its Common Stock, and (ii) all of the current officers and directors as a group. Rayton believes that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner(1)	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Yakub	80,500,000 shares		52.2%
Common Stock	Marooned, Inc.	30,523,432 shares		19.9%
Common Stock	James Rosenzweig;	0 shares	Options to purchase 4,500,000 shares of common stock	0%(2)
Common Stock	Officers and Directors as a Group	80,500,000	Options to purchase 4,500,000 shares of common stock	52.2%

(1) c/o Rayton Solar Inc., 16600 Aston St., Irvine, CA 92606

(2) Upon the full exercise of the issued options, assuming that no other person exercised options or rights to acquire shares of the Company, Rosenzweig would hold a 2.9% interest in the Common Stock of the Company.

RECENT OFFERINGS OF SECURITIES AND OUTSTANDING DEBT

During the past three years, the company has engaged in the following offerings of securities:

On February 15, 2023 the Company initiated a new Regulation Crowdfunding offering. Under this offering, the company is selling up to 13,476,190 in preferred shares. Through April 21, 2023, the company sold shares for gross proceeds of $104,335. The Company received 96,635 in proceeds net of offering costs.

On January 24, 2023, the Company sold 166,667 shares of Common Stock to an investor for gross proceeds of $50,000.10 pursuant to Section 4(a)(2) of the Securities Act. The Company used the proceeds of this sale for working capital purposes.

During the year ended December 31, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the year ended December 31, 2022, the Company initiated another Regulation Crowdfunding offering. Under this offering, the Company sold 296,336 shares of common stock for gross proceeds of $97,872 through December 31, 2022. The Company received $58,529 in proceeds net of offering costs and an escrow hold-back of approximately $6,000.

In November 2021, $65,000 in convertible notes, which were issued pursuant to Regulation D in 2018 and 2019, converted into 366,638 shares of common stock.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to hold back During the year ended December 31, 2021, the Company also issued 5,245,481 shares of common stock for the conversion of convertible debt and related accrued interest.

During the year ended December 31, 2020, the Company sold 858,114 shares of common stock for gross proceeds of $263,378 through its Regulation Crowdfunding offering and received $237,374 in proceeds from amounts sold which were subject to hold back. As of December 31, 2020, the Company had a remaining subscription receivable of $11,769. The Company recognized offering costs of approximately $26,000, which reduced additional paid-in capital, in connection with the sale of these shares.

During the year ended December 31, 2020, the Company also issued 3,578,104 shares of common stock for the conversion of convertible debt and related accrued interest.

DESCRIPTION OF CAPITAL STOCK

The Company has authorized 200,000,000 shares of Common Stock and 13,476,190 shares of Preferred Stock, consisting of 333,334 shares of Series Seed 1 Preferred Stock and 13,142,856 shares of Series Seed 2 Preferred Stock. The Company has sold Convertible Notes, Common Stock and Series Seed 2 Preferred Stock in Regulation Crowdfunding offerings. As of December 31, 2022, the Company has 153,403,111 shares of Common Stock outstanding, 333,334 shares of Series Seed 1 Preferred Stock outstanding, 0 shares of Series Seed 2 Preferred Stock outstanding and has $481,800 in Convertible Notes outstanding.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Preferred Stock

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock would convert on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Liquidation distributions will be paid ratably with each other in proportion to their liquidation preference. Holders of Preferred Stock will be entitled to receive the greater of (i) an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share or (ii) the amount such holder would have received if the shares were converted to Common Stock immediately prior to the liquidation event. "Original Issue Price" shall mean (i) $.30 per share for each share of the Series Seed 1 Preferred Stock, and (ii) $.35 per share for each share of the Series Seed 2 Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) the closing of the Company's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which is at least $3.00 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) and that results in at least $15,000,000 of gross proceeds to this corporation (a "Qualified Public Offering"), following which, this corporation's shares are listed for trading on the New York Stock Exchange, Nasdaq Stock Market's National Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series). Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Convertible Notes

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the company. As a holder of the common stock, you will grant a proxy to the CEO for your voting rights, therefore you will have no voting rights. You will hold a minority interest in the company and the founders combined with a few other shareholders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Valuation

The company determined the share price of its Common Stock in its Regulation CF offering based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

The Company has not yet generated any revenues, and it does not expect to do so until after the necessary machinery is received and prepared for production activity, and the manufacturing and selling of engineered GaAs wafers has begun.

Total operating expenses includes general administrative and sales and marketing expenses. Total operating expenses decreased to $495,701 for the year ended December 31, 2022 from $531,660 for the year ended December 31, 2021, a decrease of 6.76%.

General and administrative expenses increased to $476,943 from $353,807 for the years ended December 31, 2022 and 2021, respectively, an increase of 34.8%. General and administrative expenses increased primarily as a result of increases to rent and overhead costs incurred in connection with our new facility in Irvine, California.

We decreased sales and marketing expenses by $159,095 from $177,853 for the year ended December 31, 2021 to $18,758 for the year ended December 31, 2022. The decrease is primarily due to closing our Regulation Crowdfunding fundraise.

The Company did not have any research and development expenses in 2021 or 2022.

The Company also recorded a decrease of $47,536 in other (income) expense as interest expense decreased to $61,655 for year ended December 31, 2022 from $72,894 for the year ended December 31, 2021 and loss on extinguishment of convertible debt went to $0 for the year ended December 31, 2022 from $36,297 for the year ended December 21, 2021. Interest expense is comprised of interest on the convertible notes and an equipment loan. The decrease is primarily due to decreased interest on the Regulation Crowdfunding Convertible Notes.

The Company recorded a provision of $800 for income tax in 2022 compared to $2,050 in 2021.

As a result of the foregoing, Rayton reduced its net loss for the year ended December 31, 2022 to $558,156, compared to $642,901 for the year ended December 31, 2021.

Liquidity and Capital Resources

We had a working capital deficit at December 31, 2022 and 2021 of $1,027,816 and $260,205, respectively. The increase is primarily due to a decrease in cash from $575,168 for the year ended December 31, 2021 to $1,011 for the year ended December 31, 2022 and an increase in our lease liabilities from $0 for the year ended December 31, 2021 to $126,460 for the year ended December 31, 2022.

Debt

      Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $2,000 and $3,000 for the years ended December 31, 2022 and 2021, respectively.

      Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $50,616 and $42,884 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $195,895 and $145,279 as of December 31, 2022 and 2021, respectively.

<u>2018 Convertible Debt – Third Parties</u>

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $1,200 and $6,063 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $4,400 and $3,200 as of December 31, 2022 and 2021, respectively.

In November 2021, the parties agreed to settle out two of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of common stock with a fair value of $111,851 based on the active selling price of the Company's common stock at that time. As the note conversions were outside the original conversion terms of the agreements, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $33,555.

<u>2019 Convertible Notes</u>

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $5,000 and $5,427 for the years ended December 31, 2022 and 2021, respectively, and accrued interest related to these notes was $19,307 and $14,307 as of December 31, 2022 and 2021, respectively.

In November 2021, the parties agreed to settle out one of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of common stock with a fair value of $9,139 based on the active selling price of the Company's common stock at that time. As the note conversion was outside the original conversion terms of the agreement, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $2,742.

<u>Service Provider Loan</u>

In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company's equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company's equity offering from the proceeds of the offering. During the year ended December 31, 2022 and 2021, $163,000 and $163,500 had been paid to third parties for expenses on behalf of the Company, respectively. The full amount of the loan balance was repaid from the proceeds of the Company's equity offerings during the year ended December 31, 2021, and no balance was outstanding as of December 31, 2022 or 2021.

Equity Issuances

On February 15, 2023 the Company initiated a new Regulation Crowdfunding offering. Under this offering, the company is selling up to 13,476,190 in preferred shares. Through April 21, 2023, the company sold shares for gross proceeds of $104,335. The Company received $96,635 in proceeds net of offering costs.

During the year ended December 31, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the year ended December 31, 2022, the Company initiated another Regulation Crowdfunding offering. Under this offering, the Company sold 296,336 shares of common stock for gross proceeds of $97,872 through December 31, 2022. The Company received $58,529 in proceeds net of offering costs and an escrow hold-back of approximately $6,000.

In November 2021, $65,000 in convertible notes, which were issued pursuant to Regulation D in 2018 and 2019, converted into 366,638 shares of common stock.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to hold back During the year ended December 31, 2021, the Company also issued 5,245,481 shares of common stock for the conversion of convertible debt and related accrued interest.

Advances

During 2019, the Company's Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company's Chief Executive Officer advanced $23,000. These advances are non-interest bearing and due on demand. As of December 31, 2022 and 2021, a balance of $19,000 and $10,000 remains, respectively.

Leases

In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses. Total rent expense, including operating expenses related to this property, for the years ended December 31, 2022 and 2021 was $175,913 and $37,525, respectively.

Cash Flow

The following table summarizes, for the years indicated, selected items in our Statements of Cash Flows:

	For the Year Ended December 31,	
	2022	**2021**
Net cash (used in) provided by:		
Operating activities	$ (477,188)	$ (504,166)
Investing activities	$ (240,895)	$ (506,929)
Financing activities	$ 143,926	$ 1,576,154

Operating Activities

Cash used in operating activities decreased to $477,188 from $504,166 for the years ended December 31, 2022 and 2021, respectively. The decrease in cash used in operating activities was primarily due to a decrease in our Net Loss in 2021. This decrease was partially offset by an increase in accounts payable.

Investing Activities

Cash used in investing activities decreased to $240,895 from $506,929 for the years ended December 31, 2022 and 2021, respectively. The decrease in cash used in investing activities is primarily due to a decrease of payments of deposits for property and equipment.

Financing Activities

Cash provided by financing activities decreased to $143,926 from $1,576,154 for the years ended December 31, 2022 and 2021, respectively. The decrease in cash provided by financing activities was primarily due to a decrease in the money raised from the sale of our securities in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Trend Information

Over the next 12 months, we intend to undertake significant steps in furthering the business of the Company, subject to the availability of capital. In order to sustain our operations and have the capital needed to further our business objectives, we have commenced an offering pursuant to Regulation Crowdfunding, in which the Company is seeking to raise up to $4,699,999.80 in shares of its preferred stock.

The particle accelerator for producing engineered GaAs wafers is on site at Rayton's facility in Irvine, CA, allowing use to reach out Beta Phase of operations. Rayton does not currently manufacture GaAs wafers at high volume. Current manufacturing capabilities are for sample materials that can be used for testing purposes with potential customers. For example, a potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. Rayton intends to produce sample material by mid to late 2023. This is provided that the company raises enough capital to do so. There are costs such as personnel training, gas management equipment, and cooling infrastructure which need to be accounted for through fundraising efforts.

Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $14M for equipment and operations to manufacture at commercial scale.

Beta Phase, Year 1: Rayton is ready to begin the Beta Phase of our operations following completion of the factory acceptance test in May 2021, and final payment and delivery of the accelerator to Rayton's Irvine site in December 2021. We initially anticipated delivery to occur in mid-2021, but was delayed to December 2021 because the manufacturer's field installation crew had no availability until December. Rayton had its facility ready to accept delivery of the equipment as of September 15, 2021. We are currently raising funds to continue installation, commissioning, and testing of the equipment.

REGULATORY INFORMATION

Disqualification
No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A filings
The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

RAYTON SOLAR, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS THEN ENDED

Together With

Independent Auditor's Report

Rayton Solar, Inc.
Index to Financial Statements

	Pages
Independent Auditors' Reports	1
Balance Sheets as of December 31, 2022 and 2021	2
Statements of Operations for the years ended December 31, 2022 and 2021	3
Statements of Stockholders' Equity for the years ended December 31, 2022 and 2021	4
Statements of Cash Flows for the years ended December 31, 2022 and 2021	5
Notes to the Financial Statements	6

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Rayton Solar, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Rayton Solar, Inc. (the "Company") as of December 31, 2022 and 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC
BF Borgers CPA PC (PCAOB ID 5041)
We have served as the Company's auditor since 2020
Lakewood, CO
April 26, 2023

RAYTON SOLAR, INC.
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

	2022	2021
Assets		
Current assets-		
Cash	$ 1,011	$ 575,168
Escrow receivable	18,614	-
Total current assets	19,625	575,168
Property and equipment, net	2,390,263	2,169,458
Right-of-use asset	214,652	-
Other assets	24,608	24,608
Total assets	$ 2,649,148	$ 2,769,234
Liabilities and Stockholders' Equity		
Current liabilities-		
Accounts payable	$ 147,234	$ 113,389
Accrued liabilities	249,098	203,450
Related party advances	29,000	10,000
Lease liability, current portion	126,460	-
Loan payable with bank - current	13,849	26,734
Convertible debt - current	60,000	60,000
Convertible debt - related parties	421,800	421,800
Total current liabilities	1,047,441	835,373
Lease liability, net of current portion	88,192	-
Loan payable with bank - net of current portion	-	9,280
Total liabilities	1,135,633	844,653
Commitments and contingencies (Note 5)	-	-
Stockholders' Equity		
Common stock, par value $0.0001; 200,000,000 shares authorized; 153,403,111 and 153,119,267 issued and outstanding as of December 31, 2022 and 2021, respectively	15,341	15,312
Subscription receivable	(5,549)	(89,105)
Additional paid-in capital	16,033,876	15,970,371
Accumulated deficit	(14,530,153)	(13,971,997)
Total stockholders' equity	1,513,515	1,924,581
Total liabilities and stockholders' equity	$ 2,649,148	$ 2,769,234

See accompanying notes to the financial statements

RAYTON SOLAR, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating Expenses-		
General and administrative	476,943	353,807
Sales and marketing	18,758	177,853
Total operating expenses	495,701	531,660
Operating loss	(495,701)	(531,660)
Other (income) expense :		
Loss on extinguishment of convertible debt	-	36,297
Interest expense	61,655	72,894
Total other (income) expense	61,655	109,191
Loss before provision for income taxes	(557,356)	(640,851)
Provision for income taxes	800	2,050
Net loss	$ (558,156)	$ (642,901)
Weighted average net loss per share - basic and diluted	$ (0.00)	$ (0.00)
Weighted average shares outstanding - basic and diluted	153,403,111	149,047,794

See accompanying notes to the financial statements

RAYTON SOLAR, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2020	146,772,638	$ 14,679	$ (11,769)	$ 14,167,023	$ (13,329,096)	$ 840,837
Sale of common stock, net of offering costs	5,245,481	524	(77,336)	1,478,117	-	1,401,305
Common stock issued for offering costs	114,944	11	-	(11)		-
Sale of common stock - private placement	606,061	60	-	199,940		200,000
Common stock issued for conversion of notes and accrued interest	380,143	38	-	125,302	-	125,340
Net loss	-	-	-	-	(642,901)	(642,901)
Balance at December 31, 2021	153,119,267	15,312	(89,105)	15,970,371	(13,971,997)	1,924,581
Receipt of escrow receivable, net of offering costs	-	-	89,105	(543)	-	88,562
Cancellation of common stock issued for offering costs	(12,492)	(1)	-	1	-	-
Sale of common stock, net of offering costs	296,336	30	(5,549)	64,048	-	58,529
Common stock issued for conversion of notes and accrued interest	-	-	-	-		-
Net loss	-	-	-	-	(558,156)	(558,156)
Balance at December 31, 2022	153,403,111	$ 15,341	$ (5,549)	$ 16,033,877	$ (14,530,153)	$ 1,513,516

RAYTON SOLAR, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (558,156)	$ (642,901)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	20,090	16,590
Stock-based compensation	-	-
Amortization of debt discount	-	-
Stock issued for settlement	-	-
Loss on extinguishment of convertible debt	-	36,297
Stock-based compensation	-	-
Changes in operating assets and liabilities:		
Accounts receivable	-	-
Escrow receivable	(18,614)	41,748
Right-of-use asset	118,967	-
Accounts payable	33,844	(10,424)
Accrued liabilities	45,648	54,524
Lease liability	(118,967)	-
Net cash used in operating activities	(477,188)	(504,166)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment of deposits for property and equipment	(234,000)	(470,000)
Purchase of property and equipment	(6,895)	(12,321)
Purchase of intangible assets	-	-
Related party advances	-	-
Deposits and other	-	(24,608)
Net cash used in investing activities	(240,895)	(506,929)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock	58,529	1,601,305
Receipt of escrow receivable, net of offering costs	88,562	-
Proceeds from convertible debt - related parties	-	-
Proceeds from convertible debt	-	-
Repayment of convertible debt - related party	-	-
Proceeds from (repayment of) related party advances	19,000	-
Repayment of loan payable with bank	(22,165)	(25,151)
	-	-
Net cash provided by financing activities	143,926	1,576,154
Increase in cash and cash equivalents	(574,157)	565,059
Cash and cash equivalents, beginning of year	575,168	10,109
Cash and cash equivalents, end of year	$ 1,011	$ 575,168
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 3,670	$ 4,775
Cash paid for income taxes	$ 800	$ 2,050
Non cash investing and financing activities:		
Operating lease, Right-of-use assets and liabilities	$ 333,619	$ -
Conversion of convertible debt and accrued interest into common stock	$ -	$ 89,043
Note payable issued for marketing expenses paid on behalf of the Company	$ -	$ 163,500

See accompanying notes to the financial statements

RAYTON SOLAR, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 –NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in Santa Monica, California. The Company's initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company's activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company's current development.

Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At December 31, 2022, the Company had a working capital deficit of $1,207,816. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and issuances of equity securities through a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in technology, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature, or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Construction-in-progress does not begin depreciating until it is placed into service. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2022 and 2021. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, "Other Assets and Deferred Costs". Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be either charged to stockholders' equity or netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition

The Company will recognize revenue in accordance with ASC 606, "Revenue from Contracts with Customers". The Company will analyze potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Advertising

The Company expenses the cost of advertising as incurred. During the years ended December 31, 2022 and 2021, advertising expense was approximately $18,800 and $177,900 , respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock options under ASC 718, "Share-Based Payments". Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period or over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes
The Company applies ASC 740, "Income Taxes". Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2022 and 2021, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2022 and 2021, there were 11,835,000 and 11,835,000 options and 9,759 and 9,759 warrants excluded, respectively.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company adopted the provisions of the new standard starting January 1, 2022 using the modified retrospective approach. As a result, the comparative financial information prior to the date of adoption has not been updated and continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 842 resulted in the recognition of operating lease ROU assets and lease liabilities for operating leases of $333,619 as of January 1, 2022 (the present value of the remaining lease payments), and those accounts will be amortized over the remaining lease term of 32 months.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2022	December 31, 2021
Furniture and fixtures	$ 102,166	$ 95,271
Construction-in-progress	2,385,000	2,151,000
Total property and equipment	2,487,166	2,246,271
Accumulated depreciation	(96,903)	(76,813)
	$ 2,390,263	$ 2,169,458

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC ("PNL"). The final payment totaling $234,000 was made during the year ended December 31, 2022, and the Company has taken possession of the particle accelerator. The Company is in the process of testing and installing the particle accelerator. As of December 31, 2022, the particle accelerator has not been placed in service.

Depreciation expense for the years ended December 31, 2022 and 2021 was $20,090 and $16,590, respectively.

NOTE 4 – DEBT

Equipment Loan
During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $2,000 and $3,000 for the years ended December 31, 2022 and 2021, respectively.

Convertible Debt – Related Parties
In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO") and has a principal balance of $166,000. The second note was with the Company's CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $50,616 and $42,884 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $195,895 and $145,279 as of December 31, 2022 and 2021, respectively.

2018 Convertible Debt – Third Parties
In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity

event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $1,200 and $6,063 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $4,400 and $3,200 as of December 31, 2022 and 2021, respectively.

In November 2021, the parties agreed to settle out two of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of common stock with a fair value of $111,851 based on the active selling price of the Company's common stock at that time. As the note conversions were outside the original conversion terms of the agreements, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $33,555.

2019 Convertible Notes
In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $5,000 and $5,427 for the years ended December 31, 2022 and 2021, respectively, and accrued interest related to these notes was $19,307 and $14,307 as of December 31, 2022 and 2021, respectively.

In November 2021, the parties agreed to settle out one of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of common stock with a fair value of $9,139 based on the active selling price of the Company's common stock at that time. As the note conversion was outside the original conversion terms of the agreement, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $2,742.

Service Provider Loan
In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company's equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company's equity offering from the proceeds of the offering. During the year ended December 31, 2022 and 2021, $163,000 and $163,500 had been paid to third parties for expenses on behalf of the Company, respectively. The full amount of the loan balance was repaid from the proceeds of the Company's equity offerings during the year ended December 31, 2021, and no balance was outstanding as of December 31, 2022 or 2021.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating Lease
In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses.

Right-of-use lease assets and lease liabilities for our operating lease was recorded in the balance sheet as follows:

	December 31, 2022
Operating lease right-of-use asset	$ 333,619
Accumulated amortization	(118,967)
Net balance	$ 214,652
Lease liability, current portion	$ 126,460
Lease liability, long-term	88,192
Total operating lease liabilities	$ 214,652

As of December 31, 2022, the weighted average remaining lease term was 1.7 years, and the weighted average discount rate was 3%.

Future annual minimum lease payments under the above lease agreement as of December 31, 2022 are as follows:

2023	$ 131,183
2024	89,187
Total future minimum lease payments	220,370
Less imputed interest	(5,718)
Maturities of lease liabilities	$ 214,652

Total rent expense, including operating expenses related to this property, for the years ended December 31, 2022 and 2021 was $175,913 and $37,525, respectively.

Research and Development Agreement
In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

As of December 31, 2022, the Company has made milestone payments totaling $2,385,000 related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment. See also Note 3.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

During the year ended December 31, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the year ended December 31, 2022, the Company initiated another Regulation Crowdfunding offering. Under this offering, the Company sold 296,336 shares of common stock for gross proceeds of $97,872 through December 31, 2022. The Company received $58,529 in proceeds net of offering costs and an escrow hold-back of approximately $6,000.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to hold back. As of December 31, 2021, the Company had a remaining subscription receivable of $89,105. The Company recognized offering costs of approximately $155,000, which reduced additional paid-in capital, in connection with the sale of these shares. In addition, $163,500 of the proceeds were used to repay the service provider loan noted in Note 4. The Company also issued 114,944 shares of common stock to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

In November 2021, the Company also sold 606,061 shares of common stock for proceeds of $200,000 in a private placement.

During the year ended December 31, 2021, the Company also issued 5,245,481 shares of common stock for the conversion of convertible debt and related accrued interest. See Note 4.

Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares. Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the years ended December 31, 2022 and 2021, the Company did not grant any options to employees and non-employees.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the related options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2020	11,835,000	$	0.12	3.6
Granted	—		—	—
Exercised	—		—	—
Expired/Cancelled	—		—	—
Outstanding at December 31, 2021	11,835,000	$	0.12	2.6
Granted	—		—	—
Exercised	—		—	—
Expired/Cancelled	—		—	—
Outstanding at December 31, 2022	11,835,000	$	0.12	1.6
Exercisable at December 31, 2021	11,835,000	$	0.12	2.6
Exercisable at December 31, 2022	11,835,000	$	0.12	1.6

As of December 31, 2022, there was no remaining unrecognized vesting expense.

During the years ended December 31, 2022 and 2021, stock-based compensation was $0 and $0, respectively, as all options were fully vested.

Warrants
Based on funds raised through our Regulation A offering during the year ended December 31, 2018, the Company issued 9,759 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants are contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

NOTE 7 – RELATED PARTY TRANSACTIONS

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company's Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company's Chief Executive Officer advance an additional $23,000. These advances are non-interest bearing and due on demand. As of December 31, 2022 and 2021, a balance of $19,000 and $10,000 remains, respectively.

NOTE 8 – INCOME TAXES

For the years ended December 31, 2022 and 2021, the Company did not record a current or deferred income tax expense or benefit due to current and historical losses incurred by the Company. The Company's losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act retroactively suspends the 80% income limitation on use of NOL carryovers for taxable years beginning before January 1, 2021, and allows 100% of any such taxable income to be offset by the amount of such NOL carryforward. This 80% income limitation is reinstated (with slight modifications) for tax years beginning after December 31, 2021.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2022 and 2021:

		2022		2021
Current tax provision				
Federal	$	-	$	-
State		800		2,050
Total	$	800	$	2,050
Deferred tax provision (benefit)				
Federal	$	(105,000)	$	(120,000)
State		(35,000)		(40,000)
Valuation allowance		140,000		160,000
Total		-		-
Total provision for income taxes	$	800	$	2,050

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31, 2022 and 2021:

	2022	2021
Statutory US Federal tax rate	21.0%	21.0%
Permanent differences:		
State and local income taxes, net of Fede	7.0%	7.0%
Stock compensation	0.0%	0.0%
Other	0.0%	-1.6%
Temporary differences	-2.9%	-1.5%
Valuation allowance	-25.1%	-24.9%
Total	0.1%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Other	$ 30,000	$ 30,000
Net operating loss carryover	2,524,000	2,383,000
Stock-based compensation	241,000	241,000
Valuation allowance	(2,795,000)	(2,654,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed, or to be filed, through December 31, 2022, we had available approximately $9,013,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards after 2018 have no expiration.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after 2019. The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

On February 15, 2023 the Company initiated a new Regulation Crowdfunding offering. Under this offering, the company is selling up to 13,476,190 in preferred shares. Through April 21, 2023, the company sold shares for gross proceeds of $104,335. The Company received 96,635 in proceeds net of offering costs.

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 21 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

NOTE 9 – SUBSEQUENT EVENTS

On February 15, 2023 the Company initiated a new Regulation Crowdfunding offering. Under this offering, the company is selling up to 13,476,190 in preferred shares. Through April 21, 2023, the company sold shares for gross proceeds of $104,335. The Company received 96,635 in proceeds net of offering costs.

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 21, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   *Rayton Solar, Inc.*

Date: May 1, 2023   *By:*   */s/ Andrew Yakub*
                                                              Andrew Yakub
                                                              Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: May 1, 2023   *By:*   */s/ Andrew Yakub*
                                                              Andrew Yakub
                                                              Chief Executive Officer, Chief Financial Officer, Chief
                                                              Accounting Officer and Director

Date: May 1, 2023   *By:*   */s/ James Rosenzweig*
                                                              James Rosenzweig
                                                              Director